Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS FIRST QUARTER EARNINGS
Toronto, ON — May 13, 2009... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: AMEX) today reported its financial results for the three months ended March 31, 2009. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of our financial results, see management’s discussion and analysis (“MD&A”) following this release.
Financial Highlights

	Three Months Ended
	March 31
	2009	2008

Revenue ($000s)	$21,998	$18,181

Net Income (Loss) ($000’s)	(1,327)	(10,462)

Earnings (Loss) Per Share ($)	(0.01)	(0.06)

Cash Provided By (Used By) Operations ($000’s)	(30,005)	7,622

Exploration Expensed[1] ($000’s)	2,077	6,509

[1]	The Company expenses exploration expenditures on mineral properties not sufficiently advanced to identify their development potential.
Significant events in the first quarter include:
•
Denison sold 225,000 pounds U3O8 during the quarter from U.S. production at an average price of $66.03 per pound and 98,000 pounds U3O8 from its Canadian production under an existing long-term contract at an average price of $49.91 per pound.

•
Spot prices for U3O8 decreased from $53.00 per pound at December 31, 2008 to $42.00 per pound at March 31, 2009 as quoted by Ux Consulting. The long-term price for U3O8 remained at $70.00 per pound throughout the quarter.

•	Denison issued 28,750,000 common shares at CDN$1.65 per share raising gross proceeds of $38,947,000 (CDN$47,437,500).

•	Denison reported a major and significant discovery at its 60% owned Wheeler River property with its winter drill program identifying significant mineralization over a distance of 700 metres.

•
Denison announced a NI 43-101 resource estimate on its Mutanga property in Zambia. Measured and indicated resources are estimated at 2.0 and 5.8 million pounds U3O8 and inferred resources exceed 13.0 million pounds U3O8.

•
Denison announced it was placing the Rim and Sunday mines on temporary stand-by until uranium prices improve or new sales contracts are negotiated. It also announced that conventional ore processing at the White Mesa mill will cease once sufficient volumes have been produced to meet the current year’s sales commitments of 500,000 pounds U3O8. Further mill production from conventional ore is dependant on the signing of new contracts.

•	Denison announced that Peter Farmer was stepping down as CEO effective April 30, 2009.

•
Denison announced an updated NI 43-101 resource estimate on its Tony M and Southwest deposits which are part of the Company’s Henry Mountains Complex located in southeastern Utah. Indicated resources are estimated at 8.1 million pounds U3O8 and inferred resources at 2.8 million pounds U3O8.

•
Subsequent to the quarter Denison announced that it had entered into a non-binding memorandum of understanding (“MOU”) with Korea Electric Power Corporation (“Kepco”). The MOU provides that Kepco will execute a proposed offtake agreement to purchase 20% of Denison’s U3O8 production and acquire by private placement approximately 58 million common shares of Denison for gross proceeds of CDN$75.4 million. The MOU also stipulates that entities nominated by or affiliated with Denison’s chairman and interim CEO, Lukas Lundin, will acquire 15 million common shares for additional gross proceeds of CDN$19.5 million.

Revenue
Uranium sales revenue for the quarter was $20,338,000. Sales from U.S. production were 225,000 pounds U3O8 at an average price of $66.03 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $49.91 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $528,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
Uranium sales revenue in the 2008 period totaled $16,178,000 from the sale of 50,000 pounds U3O8 from U.S. production at an average price of $90.25 per pound and the sale of 147,000 pounds U3O8 from Canadian production at an average sales price of $71.54 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $906,000.
Denison marketed its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”) until the end of 2008. Commencing in 2009, Denison markets its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.
In addition to the contract noted above, the Company currently has three other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production up to a total of 6.5 million pounds with a minimum of 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound. The third contract is for delivery of 1,000,000 pounds U3O8 over a period of five years beginning in 2011. The price under the contract is a combination of an escalated base price and published market price indicators at the time of delivery subject to escalated floors and ceilings.
Revenue from the environmental services division was $1,344,000 for the three months ended March 31, 2009 compared to $1,141,000 in the comparable 2008 period. Revenue from the management contract with Uranium Participation Corporation was $295,000 for the three months ended March 31, 2009 compared to $839,000 in the same period in 2008.
Uranium Production
The McClean Lake joint venture produced 745,000 pounds U3O8 for the three months ended March 31, 2009 compared with 591,000 pounds U3O8 for the three months ended March 31, 2008. Denison’s 22.5% share of production totaled 168,000 and 133,000 pounds respectively.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the quarter were $48.70 (CDN$60.61) per pound U3O8 including $24.58 (CDN$30.59) per pound U3O8 for amortization, depletion and depreciation costs.

Inventory from Canadian production was 92,000 pounds U3O8 at March 31, 2009.
The Company began processing conventional ore at the White Mesa mill on April 28, 2008. Production at the White Mesa mill from conventional ore was 308,000 pounds U3O8 for the three months ended March 31, 2009. The Company also produced 131,000 pounds V2O5 in the quarter. Production costs for processing conventional ore in the quarter totaled $77.24 per pound U3O8 and vanadium equivalent including $44.29 per pound amortization, depletion and depreciation.
Inventory from U.S. production was 245,000 pounds U3O8 and 1,353,000 pounds V2O5 at March 31, 2009.
Operating costs include a write-down of $1,224,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $1,354,000 in the three month period ended March 31, 2009 and $1,007,000 in the comparable period in 2008.
Outlook for 2009
Mining and Production
Canada
No open pit mining activities are projected in 2009 at McClean Lake in northern Saskatchewan. Mining of the Caribou deposit, which was originally expected to commence in 2009, has been delayed at least a year after a review of the project’s economics at current uranium prices. Test mining using the bore hole mining technique, that has been the subject of three years of development, will continue in 2009.
At March 31, 2009, the McClean Lake mill ore stockpile had approximately 330,000 tonnes of ore containing 5.7 million pounds U3O8 with the Company’s share being 1.3 million pounds U3O8. Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,380,000 pounds U3O8, of which Denison’s share is 761,000 pounds.
Development of the Midwest project has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current market for uranium. The regulatory process for the project, which has been ongoing since December 2005, will be continued through 2009, as well as the engineering for Midwest. This will enable the project to be advanced to the stage that it is ready to be developed quickly when the economic conditions improve. The status of the project will be reviewed every six months.
United States
Three mines are operating on the Colorado Plateau with production from the Pandora, West Sunday and Beaver mines. Four mines remain on active care and maintenance including the Topaz, Rim and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex. The conditions of these mines are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices sufficient to justify re-opening the mines.
Production from the mines in operation is being hauled to Denison’s White Mesa mill. At March 31, 2009, a total of 81,000 tons remain on the stockpile at the mill, excluding alternate feed stockpiles.
At the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona, the air quality permitting process is ongoing, but the Company is unable to determine the length of time required to receive the permit. Once the permit is received, mine production should be able to commence within six months.
The White Mesa mill processed conventional ore for the first three months in 2009. In April, the mill was shut down for planned maintenance. The mill will process conventional ore for at least the month of May to produce enough uranium to meet the committed contract share of 500,000 pounds for 2009. The construction of the new $5.0 million alternate feed circuit is on schedule with start-up anticipated in June 2009. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. The Company expects to produce 0.5 to 0.8 million pounds of U3O8 and 0.5 million pounds of V2O5 at the White Mesa mill in 2009.
Sales
The Company expects to be in a position to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 0.5 to 0.6 million pounds from U.S. production. It also anticipates selling 1.5 million pounds of vanadium. Subsequent to the quarter end, Denison sold 396,000 pounds V2O5 at an average price of $3.55 per pound V2O5.

Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 33 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area. On Denison’s operated and non-operated projects, a total of approximately 25,000 metres of drilling was carried out this winter. Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly, Waterfound and McClean projects, where 74 holes totaling approximately 18,640 metres in aggregate were drilled. Denison completed a drill program of 14 holes totaling approximately 6,620 metres on its 60% owned Wheeler River project.
A major and significant discovery has been made on Wheeler River with the winter drill program identifying significant mineralization over a distance of 700 metres. This mineralization is virtually identical in composition, mineralogy, and grade to that of the McArthur River orebodies, and occurs in the same geological environment. The mineralization is open along strike and also across strike. The Company believes that this is the most significant McArthur River style mineralization yet discovered in the basin since the discovery of McArthur River in 1988. A summer 2009 drill program is planned totaling 5,500 metres. One drill rig will be dedicated to the program this summer, and at least two rigs are planned for winter 2010 with one full time dedicated to development drilling of this exciting discovery.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $7,700,000.
Southwest United States
Denison is carrying out two exploration programs near its West Sunday and Pandora mines.
Mongolia
The Mongolia program will be a combination of limited exploration drilling and engineering type studies in the area of the initial test ISR well fields. In April 2009, the GSJV exploration licences were extended for a three-year period.
Zambia
Based on the results of the alkaline leach pilot plant test work and heap leach test work, which was undertaken in parallel with the pilot plant work, a decision has been made to change the processing flow sheet from the alkaline leach to an acid heap leach flowsheet. The acid heap leach provides similar recoveries to the alkaline leach, but at much lower capital and operating cost. The acid leach is also more flexible given the distance between the Mutanga and Dibwe orebodies.
Denison will be completing the detailed feasibility study in the second quarter of 2009. This document, along with an Environmental Report, will form the basis for the mining application which will be submitted shortly thereafter. There is no exploration or other development activities planned for 2009.
Liquidity
The Company had cash and cash equivalents of $2,505,000 at March 31, 2009 and portfolio investments with a market value of $7,788,000. The Company has in place a $125,000,000 revolving credit facility with a term to June 30, 2011. Bank indebtedness under the facility at March 31, 2009 was $100,646,000. An additional $6,393,000 of the line is used as collateral for certain letters of credit. The Company is currently in compliance with all covenants under the facility.
Denison has initiated a process to consider and respond to various strategic opportunities which may be available to the Company over the next few months including, but not limited to, entering into offtake contracts with utility customers which may involve a strategic investment in Denison, asset sales, purchases and joint ventures, investment by private equity investors and potential corporate transactions with other uranium producers. Denison has retained Cormark Securities Inc. for the purpose of providing it with financial advice in evaluating these alternatives and executing any related transactions.
In April 2009, the Company entered into a non-binding memorandum of understanding (“MOU”) with Korea Electric Power Corporation (“KEPCO”) to issue 58,000,000 common shares at a price of CDN$1.30. The MOU with KEPCO also stipulates that entities nominated by or affiliated with Denison’s chairman and interim CEO, Lukas Lundin, will acquire approximately 15,000,000 common shares at CDN$1.30. Total gross proceeds under this MOU is CDN$94,900,000.

Conference Call
Denison is hosting a conference call on May 14, 2009 starting at 9:30 A.M. (Toronto time) to discuss the first quarter 2009 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-641-6127. A recorded version of the conference call will be available by calling 416-695-5800 (password: 4160610) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is the premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada, Zambia and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
For further information contact:

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Operating Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes forward-looking information. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release.
In particular, this press release contains forward-looking information pertaining to the following:
•	the estimates of Denison’s mineral reserves and mineral resources;

•	uranium and vanadium production levels;

•	capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs;

•	expectations of market prices and costs;

•	supply and demand for uranium and vanadium;

•	possible impacts of litigation on Denison;

•	exploration, development and expansion plans and objectives;

•	Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and

•	receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.

Denison’s actual results could differ materially from those anticipated in this forward-looking information as a result of the following and as a result of the risk factors set forth in the Company’s Management Discussion and Analysis (“MD&A”) which is available on SEDAR at www.sedar.com.:
•	volatility in market prices for uranium and vanadium;

•	changes in foreign currency exchange rates and interest rates;

•	liabilities inherent in mining operations;

•	uncertainties associated with estimating mineral reserves and resources;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	delays in obtaining permits and licenses for development properties;
•	competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions; and

•	geological, technical and processing problems.
These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 13, 2009 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the three months ended March 31, 2009. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes forward-looking information. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in, or incorporated by reference into, this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A.
In particular, this MD&A contains forward-looking information pertaining to the following:
•	the estimates of Denison’s mineral reserves and mineral resources;

•	uranium and vanadium production levels;

•	capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs;

•	expectations of market prices and costs;

•	supply and demand for uranium and vanadium;

•	possible impacts of litigation on Denison;

•	exploration, development and expansion plans and objectives;

•	Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and

•	receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
Denison’s actual results could differ materially from those anticipated in this forward-looking information as a result of the following and as a result of the risk factors set forth in this MD&A:
•	volatility in market prices for uranium and vanadium;

•	changes in foreign currency exchange rates and interest rates;

•	liabilities inherent in mining operations;

•	uncertainties associated with estimating mineral reserves and resources;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	delays in obtaining permits and licenses for development properties;

•	competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions; and

•	geological, technical and processing problems.
These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex (“Amex”) under the symbol “DNN”.
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a global portfolio of exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia and the United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2009, and 2008.

	Three Months Ended	Three Months Ended
	March 31,	March 31,
(in thousands)	2009	2008

Results of Operations:
Total revenues	$21,998	$18,181
Net income (loss)	(1,327)	(10,462)
Basic and diluted earnings (loss) per share	(0.01)	(0.06)

	As at March 31,	As at December 31,
	2009	2008

Financial Position:
Working capital	$61,001	$34,655
Long-term investments	7,788	10,691
Property, plant and equipment	710,044	717,433
Total assets	885,439	884,933
Total long-term liabilities	$241,743	$248,947
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $1,327,000 ($0.01 per share) for the three months ended March 31, 2009 compared with a net loss of $10,462,000 ($0.06 per share) for the same period in 2008.
Revenues totaled $21,998,000 for the 2009 period compared with $18,181,000 for 2008. Expenses totaled $32,288,000 in 2009 compared with $24,287,000 for the 2008 period. Net other income totaled $5,627,000 for the three months ended March 31, 2009 compared with $2,226,000 for the same period in 2008.
Revenues
Uranium sales revenue for the quarter was $20,338,000. Sales from U.S. production were 225,000 pounds U3O8 at an average price of $66.03 per pound. Sales of Canadian production were 98,000 pounds U3O8 at an average price of $49.91 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $528,000 for the quarter. Reported revenue is also impacted by the effect of foreign currency translation.
Uranium sales revenue in the 2008 period totaled $16,178,000 from the sale of 50,000 pounds U3O8 from U.S. production at an average price of $90.25 per pound and the sale of 147,000 pounds U3O8 from Canadian production at an average sales price of $71.54 per pound and from amortization of the fair value increment related to the long-term sales contracts of DMI in the amount of $906,000.
Denison marketed its uranium from the McClean Lake joint venture jointly with AREVA Resources Canada Inc. (“ARC”) until the end of 2008. Commencing in 2009, Denison markets its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.
In addition to the contract noted above, the Company currently has three other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production up to a total of 6.5 million pounds with a minimum of 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound. The third contract is for delivery of 1,000,000 pounds of U3O8 over a period of five years beginning in 2011. The price under the contract is a combination of an escalated base price and published market price indicators at the time of delivery subject to escalated floors and ceilings.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Revenue from the environmental services division was $1,344,000 for the three months ended March 31, 2009 compared to $1,141,000 in the comparable 2008 period. Revenue from the management contract with Uranium Participation Corporation was $295,000 for the three months ended March 31, 2009 compared to $839,000 in the same period in 2008.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 745,000 pounds U3O8 for the three months ended March 31, 2009 compared with 591,000 pounds U3O8 for the three months ended March 31, 2008. Denison’s 22.5% share of production totaled 168,000 and 133,000 pounds respectively.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the quarter were $48.70 (CDN$60.61) per pound U3O8 including $24.58 (CDN$30.59) per pound U3O8 for amortization, depletion and depreciation costs.
Inventory from Canadian production was 92,000 pounds U3O8 at March 31, 2009.
The Company began processing conventional ore at the White Mesa mill on April 28, 2008. Production at the White Mesa mill from conventional ore was 308,000 pounds U3O8 for the three months ended March 31, 2009. The Company also produced 131,000 pounds V2O5 in the quarter. Vanadium production was lower in the quarter, because the mill processed ores from the Tony M mine which are uranium-only ores. Production costs for processing conventional ore in the quarter totaled $77.24 per pound U3O8 and vanadium equivalent including $44.29 per pound amortization, depletion and depreciation.
Inventory from U.S. production was 245,000 pounds U3O8 and 1,353,000 pounds V2O5 at March 31, 2009.
Operating costs include a write-down of $1,224,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $1,354,000 in the three month period ended March 31, 2009 and $1,007,000 in the comparable period in 2008.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $353,000 for the three months ended March 31, 2009 compared with $809,000 for the same period in 2008. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices until late in 2009.
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S. and Mongolia. For the three months ended March 31, 2009 exploration expenditures totaled $2,077,000 compared to $6,509,000 for the three months ended March 31, 2008.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration on advanced projects in this region of Canada as part of the ARC operated McClean and Midwest joint ventures. Denison is also participating in a total of 30 other exploration projects concentrating in the productive southeast margin of the Athabasca Basin including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $2,214,000 of which $1,856,000 was expensed in the statement of operations for the three months ended March 31, 2009. For the three months ended March 31, 2008, exploration spending totaled $6,410,000 of which $5,928,000 was expensed for the three months ended March 31, 2008.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Exploration expenditures of $217,000 for the three months ended March 31, 2009 ($329,000 for the three months ended March 31, 2008) were spent in Mongolia on the Company’s joint venture. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred.
General and Administrative
General and administrative expenses were $4,322,000 for the three months ended March 31, 2009 compared with $3,563,000 for the three months ended March 31, 2008. The increase was primarily due to increased personnel expenses during the quarter. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Other Income and Expenses
Other income (expense) totaled $5,627,000 for the three months ended March 31, 2009 compared with $2,226,000 for the three months ended March 31, 2008. During the current period, this consists primarily of foreign exchange gains offset by interest expenses on the Company’s debt facilities.
Other income (expense) included interest incurred on company indebtedness of $689,000 for the three months ended March 31, 2009.
Income Taxes
The Company has provided for a current tax recovery of $1,308,000 and for a future tax recovery of $2,028,000. The current tax recovery relates primarily to the anticipated carryback of tax losses generated in 2009 to prior tax years totaling $1,280,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
Outlook for 2009
Mining and Production
Canada
No open pit mining activities are projected in 2009 at McClean Lake in northern Saskatchewan. Mining of the Caribou deposit, which was originally expected to commence in 2009, has been delayed at least a year after a review of the project’s economics at current uranium prices. Test mining using the bore hole mining technique, that has been the subject of three years of development, will continue in 2009.
At March 31, 2009, the McClean Lake mill ore stockpile had approximately 330,000 tonnes of ore containing 5.7 million pounds U3O8, with the Company’s share being 1.3 million pounds U3O8. Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,380,000 pounds U3O8, of which Denison’s share is 761,000 pounds.
Development of the Midwest project has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current market for uranium. The regulatory process for the project, which has been ongoing since December 2005, will be continued through 2009, as well as the engineering for Midwest. This will enable the project to be advanced to the stage that it is ready to be developed quickly when the economic conditions improve. The status of the project will be reviewed every six months.
United States
Three mines are operating on the Colorado Plateau with production from the Pandora, West Sunday and Beaver mines. Four mines remain on active care and maintenance including the Topaz, Rim and Sunday mines on the Colorado Plateau, and the Tony M mine in the Henry Mountains complex. The conditions of these mines are being maintained in a state to resume mining operations quickly when uranium prices improve or the Company is able to obtain new sales contracts at prices sufficient to justify re-opening the mines.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Production from the mines in operation is being hauled to Denison’s White Mesa mill. At March 31, 2009, a total of 81,000 tons remain on the stockpile at the mill, excluding alternate feed stockpiles.
At the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona, the air quality permitting process is ongoing, but the Company is unable to determine the length of time required to receive the permit. Once the permit is received, mine production should be able to commence within six months.
The White Mesa mill processed conventional ore for the first three months in 2009. In April, the mill was shut down for planned maintenance. The mill will process conventional ore for at least the month of May to produce enough uranium to meet the committed contract share of 500,000 pounds for 2009 The construction of the new $5.0 million alternate feed circuit is on schedule with start-up anticipated in June 2009. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. The Company expects to produce 0.5 to 0.8 million pounds of U3O8 and 0.5 million pounds of V2O5 at the White Mesa mill in 2009.
Sales
The Company expects to be in a position to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 0.5 to 0.6 million pounds from U.S. production. It also anticipates selling 1.5 million pounds of vanadium.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 33 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area. On Denison’s operated and non-operated projects, a total of approximately 25,000 metres of drilling was carried out this winter. Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly, Waterfound and McClean projects, where 74 holes totaling approximately 18,640 metres in aggregate were drilled. Denison completed a drill program of 14 holes totaling approximately 6,620 metres on its 60% owned Wheeler River project.
A major and significant discovery has been made on Wheeler River with the winter drill program identifying significant mineralization over a distance of 700 metres. This mineralization is virtually identical in composition, mineralogy, and grade to that of the McArthur River orebodies, and occurs in the same geological environment. The mineralization is open along strike, and also across strike. The Company believes that this is the most significant McArthur River style mineralization yet discovered in the basin since the discovery of McArthur River in 1988. A summer 2009 drill program is planned totaling 5,500 metres. One drill rig will be dedicated to the program this summer, and at least two rigs are planned for winter 2010, with one full time dedicated to development drilling of this exciting discovery.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $7,700,000.
Southwest United States
Denison is carrying out two exploration programs near its West Sunday and Pandora mines.
Mongolia
The Mongolia program will be a combination of limited exploration drilling and engineering type studies in the area of the initial test ISR well fields. In April 2009, the GSJV exploration licences were extended for a three-year period.
Zambia
Based on the results of the alkaline leach pilot plant test work and heap leach test work, which was undertaken in parallel with the pilot plant work, a decision has been made to change the processing flow sheet from the alkaline leach to an acid heap leach flowsheet. The acid heap leach provides similar recoveries to the alkaline leach, but at much lower capital and operating cost. The acid leach is also more flexible given the distance between the Mutanga and Dibwe orebodies.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison will be completing a feasibility study on the heap leach in the second quarter 2009. This document, along with an Environmental Report, will form the basis for the mining application which will be submitted shortly thereafter. There is no exploration or other development activities planned for 2009.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $2,505,000 at March 31, 2009 compared with $3,206,000 at December 31, 2008. The decrease of $701,000 was due primarily to expenditures of $10,372,000 for property, plant and equipment, and cash used in operations of $30,005,000 financed by proceeds from investment sales of $3,222,000 and the issue of new common shares of $36,927,000.
Net cash used in operating activities was $30,005,000 during the three months ended March 31, 2009. Net cash from operating activities is comprised of net income for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $11,217,000 in trade and other receivables, an increase of $10,518,000 in inventories, and a decrease in accounts payable and accrued liabilities of $11,427,000. The increase in trade and other receivables is primarily the result of the timing of uranium sales in the period. The increase in inventories consists primarily of the increase in ore in stockpile, work in progress and finished goods. The decrease in accounts payable and accrued liabilities is the result of decreased activity in the period.
Net cash used in investing activities was $7,979,000 consisting primarily of expenditures on property, plant and equipment of $10,372,000 and proceeds from investment sales of $3,222,000.
Net cash from financing activities consisted of $496,000 from debt obligations and $36,927,000 from the issue of common shares.
In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $701,000 during the quarter.
The Company has in place a $125,000,000 revolving term credit facility. The facility is repayable in full on June 30, 2011. The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain the following financial covenants on a consolidated basis:
•	Minimum tangible net worth of $450,000,000 plus 50% of positive quarterly net income and 50% of net proceeds of all equity issues after December 31, 2007;

•
Maximum ratio of total net debt to earnings before interest, taxes, depreciation and amortization and other allowed adjustments as defined in the credit agreement (“EBITDA”), of 3.5 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008 and including the fiscal quarter September 30, 2009 and 3.0 to 1.0 for each fiscal quarter thereafter. EBITDA is calculated on a rolling four quarters’ basis commencing with the third quarter 2008;

•	Minimum interest coverage ratio of 3.0 to 1.0 using rolling EBITDA and rolling interest expense for each fiscal quarter starting with the fiscal quarter ending December 31, 2008; and

•	Minimum current ratio of 1.1 to 1.0.
Interest payable under the facility is bankers’ acceptance rate or London Interbank Offered Rate (“Libor”) plus a margin or prime rate plus a margin. The margin used is between 75 and 275 basis points depending on the credit instrument used and the magnitude of the net total debt to EBITDA ratio (the “ratio”). The facility is subject to a standby fee of 60 to 75 basis points depending upon the ratio. A standby fee of 75 basis points applies in all circumstances where the amounts drawn under the facility are less than $62,500,000.
As of the date hereof, the Company is in compliance with all covenants.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Based on the Company’s current financial projections, a breach of the total net debt to EBITDA covenant is possible by the fourth quarter of 2009 (see note 1 to the consolidated financial statements).
In April 2009, the Company entered into a non-binding memorandum of understanding (“MOU”) with Korea Electric Power Corporation (“KEPCO”) to issue 58,000,000 common shares at a price of CDN$1.30. The MOU with KEPCO also stipulates that entities nominated by or affiliated with Denison’s chairman and interim CEO, Lukas Lundin, will acquire approximately 15,000,000 common shares at CDN$1.30. Total gross proceeds under this MOU is CDN$94,900,000.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the three month period ended March 31, 2009 or 2008.
The following transactions were incurred with UPC for the periods noted:

	Three Months	Three Months
	Ended	Ended
(in thousands)	March 31, 2009	March 31, 2008

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$295	$616
Commission fees on purchase and sale of uranium	—	223

Total fees earned from UPC	$295	$839

At March 31, 2009, accounts receivable includes $173,000 due from UPC with respect to the fees indicated above.
During the three months ended March 31, 2009, the Company incurred management and administrative service fees of $15,000 (three months ended March 31, 2008: $44,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At March 31, 2009, no amount was due to this company.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OUTSTANDING SHARE DATA
At May 13, 2009, there were 226,045,415 common shares issued and outstanding, stock options outstanding to purchase a total of 5,581,350 common shares and warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 241,191,680 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. There was no impact to the Company’s financial statements from the adoption of this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period and no impairment adjustments were required.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.
In 2008, the Company undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas were reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2009
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The IFRS diagnostic study also identified key system and business process areas that will be addressed as part of the conversion project. These include: the development of an accounting policy manual that defines the Company’s IFRS accounting policies; identification of the significant financial data required from the Company’s financial systems in order to define the transition adjustments and produce IFRS financial statements on an on-going basis; possible system modifications; and maintenance of effective disclosure controls and controls over financial reporting throughout the IFRS transition period.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s securities, including the factors listed in the Company’s Annual Information Form and in the Company’s annual MD&A dated March 18, 2009 available at www.sedar.com and Form 40-F available at www.sec.gov. The information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At March 31	At December 31
	2009	2008

ASSETS
Current
Cash and equivalents	$2,505	$3,206
Trade and other receivables	23,618	12,894
Note receivables	124	181
Inventories, net (Note 4)	48,401	44,733
Prepaid expenses and other	1,448	1,275

	76,096	62,289

Inventories — ore in stockpiles (Note 4)	3,766	5,016
Investments (Note 5)	7,788	10,691
Property, plant and equipment, net (Note 6)	710,044	717,433
Restricted cash and equivalents (Note 7)	22,047	21,286
Intangibles (Note 8)	4,630	4,978
Goodwill (Note 9)	61,068	63,240

	$885,439	$884,933

LIABILITIES
Current
Accounts payable and accrued liabilities	$12,074	$23,787
Current portion of long-term liabilities:
Post-employment benefits (Note 10)	317	329
Reclamation and remediation obligations (Note 11)	845	875
Debt obligations (Note 12)	292	464
Other long-term liabilities (Note 13)	1,567	2,179

	15,095	27,634

Deferred revenue	3,128	2,913
Provision for post-employment benefits (Note 10)	2,897	3,028
Reclamation and remediation obligations (Note 11)	18,467	18,471
Debt obligations (Note 12)	100,031	99,290
Other long-term liabilities (Note 13)	1,153	1,191
Future income tax liability (Note 23)	116,067	124,054

	256,838	276,581

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	701,381	666,278
Share purchase warrants (Note 15)	11,728	11,728
Contributed surplus (Note 16)	30,704	30,537
Deficit	(96,809)	(95,482)
Accumulated other comprehensive income (Note 18)	(18,403)	(4,709)

	(115,212)	(100,191)

	628,601	608,352

	$885,439	$884,933

Issued and outstanding common shares (Note 14)	226,045,415	197,295,415
Going concern basis of accounting (Note 1)
Contingent liabilities and commitments (Note 24)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations and Deficit and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended
	March 31	March 31
	2009	2008

REVENUES	$21,998	$18,181

EXPENSES
Operating expenses	25,369	12,793
Sales royalties and capital taxes	353	809
Mineral property exploration	2,077	6,509
General and administrative	4,322	3,563
Stock option expense (Note 17)	167	613

	32,288	24,287

Loss from operations	(10,290)	(6,106)
Other income, net (Note 19)	5,627	2,226

Loss before taxes	(4,663)	(3,880)

Income tax recovery (expense) (Note 23):
Current	1,308	(1,169)
Future	2,028	(5,413)

Net loss for the period	$(1,327)	$(10,462)

Deficit, beginning of period	(95,482)	(14,834)

Deficit, end of period	$(96,809)	$(25,296)

Net loss for the period	$(1,327)	$(10,462)
Change in foreign currency translation (Note 18)	(14,090)	(20,365)
Change in unrealized gain (loss) on investments (Note 18)	396	(8,335)

Comprehensive loss	$(15,021)	$(39,162)

Net loss per share:
Basic	$(0.01)	$(0.06)
Diluted	$(0.01)	$(0.06)

Weighted-average number of shares outstanding (in thousands):
Basic	221,254	189,772
Diluted	221,254	192,307
Going concern basis of accounting (Note 1)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
CASH PROVIDED BY (USED IN):	2009	2008

OPERATING ACTIVITIES
Loss for the period	$(1,327)	$(10,462)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	11,622	6,099
Stock-based compensation	167	613
Losses (gains) on asset disposals	(142)	—
Fair value change on restricted investments	195	(500)
Write-downs and other non-cash	1,224	—
Change in future income taxes	(2,028)	5,413
Foreign exchange	(6,383)	—

Net change in non-cash working capital items
Trade and other receivables	(11,217)	17,662
Inventories	(10,518)	(10,628)
Prepaid expenses and other assets	(189)	163
Accounts payable and accrued liabilities	(11,427)	(699)
Post-employment benefits	(79)	(121)
Reclamation and remediation obligations	(118)	(192)
Deferred revenue	215	274

Net cash provided by (used in) operating activities	(30,005)	7,622

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	57	33
Purchase of long-term investments	—	(48)
Proceeds from sale of long-term investments	3,222	—
Expenditures on property, plant and equipment	(10,372)	(27,209)
Proceeds from sale of property, plant and equipment	6	—
Decrease (increase) in restricted investments	(892)	(474)

Net cash used in investing activities	(7,979)	(27,698)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	496	8,954
Issuance of common shares for:
New share issues	36,927	—
Exercise of stock options and warrants	—	242

Net cash provided by financing activities	37,423	9,196

Decrease in cash and equivalents	(561)	(10,880)
Foreign exchange effect on cash and equivalents	(140)	(1,676)
Cash and equivalents, beginning of period	3,206	19,680

Cash and equivalents, end of period	$2,505	$7,124

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	GOING CONCERN BASIS OF ACCOUNTING

As a result of current economic conditions, prices and demand for our commodities may remain depressed for a prolonged period of time which may cause the Company to fully utilize its available credit facilities within the next twelve months and be in non-compliance with certain of its financial covenants. In particular, the net total debt to EBITDA (earnings before interest, tax, depreciation and amortization) ratio, as defined in the Company’s credit agreement, may not be met at December 31, 2009.

The Company is addressing the near term liquidity requirements by taking a number of steps to reduce the borrowing requirements including the temporary closure of negative cash flow operations, the deferral of exploration and development expenditures and the reduction of the Company’s workforce.

In addition the Company is pursuing the sale of certain of its interests in assets and investigating alternate debt or equity financing that will allow the Company to meet its obligations in the normal course of business (see note 25). There are no assurances that additional financing will be raised and in the event that the Company sells an asset or assets that the price obtained will support the amounts reflected in these financial statements. The impact of any adjustments arising from the sale of an asset or assets, which could be material, is not reflected in these financial statements.

Until the outcome of the above matters is known there is considerable uncertainty about the appropriateness of the going concern basis of accounting.

The accounting principles used in these consolidated financial statements are applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product found in some of the Company’s mines is also produced in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”.

Through its subsidiary Denison Mines Inc. (“DMI”), the Company is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests

The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at March 31, 2009:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. There was no impact to the Company’s financial statements from adopting this standard.

b)
In January 2009, the CICA issued EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the entity to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the Company’s 2009 fiscal year, commencing January 1, 2009 and is required to be applied retrospectively without restatement to prior periods. The adoption of this pronouncement did not have a material impact on the valuation of the Company’s financial assets or financial liabilities.

c)
In March 2009, the CICA issued an EIC Abstract on Impairment Testing of Mineral Exploration Properties, EIC 174. This abstract discusses the analysis recommended to be performed to determine if there has been an impairment of mineral exploration properties. The Company considered the recommendations discussed in the Abstract effective for fiscal periods beginning January 1, 2009 when testing for impairment of mineral properties in the period and no impairment adjustments were required.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.
4.	INVENTORIES
The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2009	2008

Uranium concentrates and work-in-progress	$23,000	$12,378
Vanadium concentrates and work-in-progress (1)	4,717	4,445
Inventory of ore in stockpiles	19,903	26,841
Mine and mill supplies	4,547	6,085

Inventories, net	$52,167	$49,749

Inventories, net:
Current	$48,401	$44,733
Long-term — ore in stockpiles	3,766	5,016

	$52,167	$49,749

(1)	The Vanadium concentrate and work-in-progress inventory is presented net of a valuation allowance of $10,724,000 as at March 31, 2009 and $9,500,000 as at December 31, 2008.
Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.
Operating expenses are predominantly cost of sales and include a write downs of $1,224,000 and $Nil relating to the net realizable value of the Company’s vanadium inventory for the three months ending March 31, 2009 and 2008 respectively.
5.	LONG-TERM INVESTMENTS
The long-term investments balance consists of:

	At March 31	At December 31
(in thousands)	2009	2008

Investments
Available for sale securities at fair value	$7,788	$10,691

Investments	$7,788	$10,691

Sales
During the three months ended March 2009, the Company sold equity interests in one public company for cash consideration of $3,222,000. The resulting gain has been included in “other income, net” in the statement of operations (see Note 19).

6.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of:

	At March 31	At December 31
(in thousands)	2009	2008

Cost, net of write-downs
Plant and equipment
Mill and mining related	$154,256	$169,971
Environmental services and other	2,383	2,439
Mineral properties	604,697	590,758

	761,336	763,168

Accumulated depreciation and amortization
Plant and equipment
Mill and mining related	19,056	16,938
Environmental services and other	1,206	1,146
Mineral properties	31,030	27,651

	51,292	45,735

Property, plant and equipment, net	$710,044	$717,433

Net book value
Plant and equipment
Mill and mining related	$135,200	$153,033
Environmental services and other	1,177	1,293
Mineral properties	573,667	563,107

	$710,044	$717,433

Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.
Canada
In October 2004, the Company entered into an option agreement to earn a 22.5% ownership interest in the Wolly project by funding CDN$5,000,000 in exploration expenditures over the next six years. As at March 31, 2009, the Company has incurred a total of CDN$4,564,000 towards this option and has earned a 13.0% ownership interest in the project under the phase-in ownership provisions of the agreement.
In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at March 31, 2009, the Company has incurred a total of CDN$3,488,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.
Zambia
The Company continues to evaluate the options available for the development of the Zambian mineral properties and intends to complete a feasibility study in respect of the properties in the second quarter of 2009.

7.	RESTRICTED CASH AND EQUIVALENTS
The Company has certain restricted cash and equivalents deposited to collateralize its reclamation and certain other obligations. The restricted cash and equivalents balance consists of:

	At March 31	At December 31
(in thousands)	2009	2008

U.S. mill and mine reclamation	$19,707	$19,745
Elliot Lake reclamation trust fund	2,340	1,541

	$22,047	$21,286

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the three months ended March 31, 2009, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
Pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company deposited an additional $915,000 into the Elliot Lake Reclamation Trust Fund and withdrew $49,000 during the three months ended March 31, 2009.
8.	INTANGIBLES
A continuity summary of intangibles is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Intangibles, beginning of period	$4,978
Amortization	(194)
Foreign exchange	(154)

Intangibles, end of period	$4,630

Intangibles, by item:
UPC management contract	4,224
Urizon technology licenses	406

$4,630

9.	GOODWILL
A continuity summary of goodwill is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Goodwill, beginning of period	$63,240
Foreign exchange	(2,172)

Goodwill, end of period	$61,068

Goodwill, allocation by business unit:
Canada mining segment	$61,068

Goodwill is not amortized and is tested annually for impairment.

10.	POST-EMPLOYMENT BENEFITS
A continuity summary of post-employment benefits is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Post-employment liability, beginning of period	$3,357
Benefits paid	(79)
Interest cost	56
Amortization of experience gain	(5)
Foreign exchange	(115)

Post-employment liability, end of period	$3,214

Post-employment liability, by component:
Accrued benefit obligation	$3,025
Unamortized experience gain	189

$3,214

Post-employment liability, by duration:
Current	$317
Non-current	2,897

$3,214

11.	RECLAMATION AND REMEDIATION OBLIGATIONS
A continuity summary of reclamation and remediation obligations is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Reclamation obligations, beginning of period	$19,346
Accretion	356
Expenditures incurred	(118)
Foreign exchange	(272)

Reclamation obligations, end of period	$19,312

Reclamation obligations, by location:
U.S. Mill and Mines	$11,649
Elliot Lake	6,506
McLean Lake and Midwest Joint Ventures	1,157

$19,312

Reclamation obligations, by duration:
Current	$845
Non-current	18,467

$19,312

12.	DEBT OBLIGATIONS
Debt obligations consist of:

	At March 31	At December 31
(in thousands)	2009	2008

Revolving line of credit	$100,646	$99,998
Deferred debt issue costs	(671)	(769)
Notes payable and other financing	348	525

	$100,323	$99,754

Debt obligations, by duration:
Current	292	464
Non-current	100,031	99,290

	$100,323	$99,754

Revolving Line of Credit
In July 2008, the Company put in place a $125,000,000 revolving term credit facility with the Bank of Nova Scotia. The facility is repayable in full on June 30, 2011. As at March 31, 2009, the Company has drawn $100,646,000 under the facility. An additional $6,393,000 is being utilized as collateral for certain letters of credit.
The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain certain financial covenants on a consolidated basis.
Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. The weighted average interest rate paid by the Company during the first three months of 2009 was 2.84%.
13.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At March 31	At December 31
(in thousands)	2009	2008

Unamortized fair value of sales contracts	$1,824	$2,429
Unamortized fair value of toll milling contracts	793	821
Other	103	129

	$2,720	$3,370

Other long-term liabilities, by duration:
Current	1,567	2,179
Non-current	1,153	1,191

	$2,720	$3,370

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

14.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2008	197,295,415	$666,278

Issued for cash:
New issue gross proceeds	28,750,000	38,947
New issue gross issue costs	—	(2,020)
Renunciation of flow-through share liability	—	(1,824)

	28,750,000	35,103

Balance at March 31, 2009	226,045,415	$701,381

New Issues
In January 2009, the Company issued 28,750,000 common shares at a price of CDN$1.65 per common share for gross proceeds of $38,947,000 (CDN$47,437,500).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company. As at March 31, 2009, the Company estimates that it has spent CDN$2,443,000 of its CDN$8,002,500 December 2008 flow-through share issue obligation. The Company renounced the tax benefit of this issue to subscribers in February 2009.
15.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2008 and March 31, 2009	9,564,915	$11,728

Share purchase warrants, by series:
November 2004 series (1)	3,156,915	$5,898
March 2006 series (2)	6,408,000	5,830

	9,564,915	$11,728

(1)
The November 2004 series has an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on November 24, 2009;

(2)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011;

16.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Three Months
Ended
(in thousands)	March 31, 2009

Balance, beginning of period	$30,537
Stock-based compensation expense (note 17)	167

Balance, end of period	$30,704

17.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at March 31, 2009, an aggregate of 10,398,210 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding, beginning of period	5,536,384	$7.11
Granted	127,000	1.58
Exercised	—	—
Expired	(36,200)	9.92

Stock options outstanding, end of period	5,627,184	$6.96

Stock options exercisable, end of period	4,956,933	$7.25

A summary of the Company’s stock options outstanding at March 31, 2009 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$ 1.87 to $ 4.99	5.14	1,344,575	$1.97
$ 5.00 to $ 9.99	5.75	1,865,599	5.49
$10.00 to $15.30	0.80	2,417,010	10.88

Stock options outstanding, end of period	3.48	5,627,184	$6.96

Options outstanding at March 31, 2009 expire between May 2009 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Three Months
Ended
March 31, 2009

Risk-free interest rate	2.02%
Expected stock price volatility	83.4%
Expected life	3.5 years
Expected forfeitures	—
Expected dividend yield	—
Fair value per share under options granted	CDN$0.89
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended
	March 31	March 31
(in thousands)	2009	2008

Operating expenses	$112	$117
Mineral property exploration	4	56
General and administrative	51	440

	$167	$613

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At March 31, 2009, the Company had an additional $1,102,000 in stock-based compensation expense to be recognized periodically to July 2011.
18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2009	2008

AOCI-Balance, beginning of period	$(4,709)	$110,956

Cumulative foreign currency translation gain (loss)
Balance, beginning of period	$(4,925)	$92,856
Change in foreign currency	(14,090)	(20,365)

Balance, end of period	(19,015)	72,491

Unrealized gains (losses) on investments
Balance, beginning of period	216	18,100
Net unrealized gains (losses), net of tax (1)	396	(8,335)

Balance, end of period	612	28,579

AOCI-Balance, end of period	$(18,403)	$131,060

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During the three months ending March 2009, approximately $136,000 of gains from investment disposals and $nil of other than temporary losses were recognized and reclassified to the income statement with “Other income, net”.

19.	OTHER INCOME, NET
The elements of other income, net in the statement of operations is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2009	2008

Interest income, net of fees	$184	$369
Interest expense	(694)	—
Gains (losses) on:
Foreign exchange	6,383	1,232
Land, plant and equipment	6	125
Investment disposals	136	—
Fair value change on restricted cash and equivalents	(195)	500
Other	(193)	—

Other income, net	$5,627	$2,226

20.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.
For the three months ended March 31, 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	5,481	14,878	—	—	1,639	21,998

Expenses
Operating expenses	6,087	17,749	—	—	1,533	25,369
Sales royalties and capital taxes	347	—	—	—	6	353
Mineral property exploration	1,856	4	—	217	—	2,077
General and administrative	—	—	—	—	4,322	4,322
Stock option expense	—	—	—	—	167	167

	8,290	17,753	—	217	6,028	32,288

Loss from operations	(2,809)	(2,875)	—	(217)	(4,389)	(10,290)

Revenues — supplemental:
Uranium concentrates	5,481	14,857	—	—	—	20,338
Environmental services	—	—	—	—	1,344	1,344
Management fees and commissions	—	—	—	—	295	295
Alternate feed processing and other	—	21	—	—	—	21

	5,481	14,878	—	—	1,639	21,998

Long-lived assets:
Property, plant and equipment
Plant and equipment	76,462	57,789	635	314	1,177	136,377
Mineral properties	277,368	64,994	224,389	6,916	—	573,667
Intangibles	—	406	—	—	4,224	4,630
Goodwill	61,068	—	—	—	—	61,068

	414,898	123,189	225,024	7,230	5,401	775,742

For the three months ended March 31, 2008, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	11,665	4,536	—	—	1,980	18,181

Expenses
Operating expenses	10,250	1,315	—	—	1,228	12,793
Sales royalties and capital taxes	740	—	—	—	69	809
Mineral property exploration	5,928	—	—	581	—	6,509
General and administrative	—	—	—	—	3,563	3,563
Stock option expense	—	—	—	—	613	613

	16,918	1,315	—	581	5,473	24,287

Income (loss) from operations	(5,253)	3,221	—	(581)	(3,493)	(6,106)

Revenues — supplemental:
Uranium concentrates	11,665	4,513	—	—	—	16,178
Environmental services	—	—	—	—	1,141	1,141
Management fees and commissions	—	—	—	—	839	839
Alternate feed processing and other	—	23	—	—	—	23

	11,665	4,536	—	—	1,980	18,181

Long-lived assets:
Property, plant and equipment
Plant and equipment	85,155	54,349	376	97	1,736	141,713
Mineral properties	354,091	23,734	212,211	2,587	—	592,623
Intangibles	—	469	—	—	6,055	6,524
Goodwill	118,134	—	—	—	—	118,134

	557,380	78,552	212,587	2,684	7,791	858,994

Major Customers
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the three months ended March 31, 2009, 2 customers accounted for approximately 92.5% of total revenues. For the comparative three month period ending March 31, 2008, 2 customers accounted for approximately 83% of total revenues.
21.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income. No such facilities were in place for the three month period ending March 31, 2009 or 2008.
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended
	March 31	March 31
(in thousands)	2009	2008

Revenue:
Management fees, including out-of-pocket expenses	$295	$616
Commission fees on purchase and sale of uranium	—	223

	$295	$839

At March 31, 2009, accounts receivable includes $173,000 due from UPC with respect to the fees indicated above.
Other
During the three months ended March 31, 2009, the Company incurred management and administrative service fees of $15,000 (March 2008: $44,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At March 31, 2009, no amounts were due to this company.
22.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes debt and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities. As at March 31, 2009, the Company is not subject to externally imposed capital requirements (other than the financial covenants relating to the revolving credit facility) and there has been no change with respect to the overall capital risk management strategy.
The total capital is calculated as follows:

	At March 31	At December 31
(in thousands)	2009	2008

Debt obligations — current and long-term	$100,323	$99,754
Less: Cash and equivalents	(2,505)	(3,206)

Adjusted net debt	97,818	96,548

Shareholders’ Equity	628,601	608,352

Adjusted net debt to Shareholders’ Equity ratio	15.6%	15.9%

The debt obligations increased during the period to finance the Company’s ongoing mine development and exploration programs.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet it obligations. The Company’s credit risk is related to trade receivables in the ordinary course of business, cash and cash equivalents and investments. The Company sells uranium exclusively to large organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Cash and cash equivalents are in place with major financial institutions and the Canadian and US government. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior period.

(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company endeavors to have sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three year term revolving credit facility in the amount of US$125,000,000 to meet its cash flow needs (see note 12).
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$12,074	$—
Debt obligations (Note 12)	292	100,702

	$12,366	$100,702

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Financial instruments that impact the Company’s operations or other comprehensive income due to currency fluctuations include: non United States dollar denominated cash and cash equivalents, accounts receivable, accounts payable, long-term investments and bank debt.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at March 31, 2009 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(154)	$39,810
10% decrease in value	$154	$(39,810)
Zambian kwacha
10% increase in value	$(4,861)	$(4,861)
10% decrease in value	$4,861	$4,861

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the three months ended March 2009 on its outstanding borrowings was 2.84%.
An increase in interest rates of 100 basis points (1 percent) would have increased the amount of interest expense recorded in the three month period ended March 2009 by approximately $239,000.

(e) Price Risk
The Company is exposed to price risk on the commodities which it produces and sells. The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analyses below have been determined based on the exposure to commodity price risk and equity price risk at March 31, 2009:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Commodity price risk
10% increase in uranium prices (2)	$1,382	$1,382
10% decrease in uranium prices (2)	$(1,382)	$(1,382)
Equity price risk
10% increase in equity prices	$—	$779
10% decrease in equity prices	$—	$(779)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income of the three month period ending March 2009 respectively.

(2)
The Company is exposed to fluctuations in both the spot price and long-term price of uranium as a result of the various pricing formulas in the uranium contracts. The above sensitivity analysis is prepared using the 3 month average year-to-date March 2009 actual realized price and adjusting the uranium pricing formulas for a 10% increase or decrease in spot and long-term prices as applicable.

(f) Fair Value Estimation
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and equivalents in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.
The fair value of the Company’s debt obligations at March 31, 2009 is approximately $89,487,000.
23.	INCOME TAXES
For the three months ended March 31, 2009, the Company has provided for current tax recoveries of $1,308,000 and for future tax recoveries of $2,028,000. The current tax recovery relates primarily to the anticipated carry-back of tax losses generated during 2009 to prior tax years of $1,280,000. The future tax recovery relates primarily to the recognition of previously unrecognized Canadian tax assets of $1,865,000.
24.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.

25.	SUBSEQUENT EVENTS
On April 14, 2009, the Company entered into a non-binding memorandum of understanding (“MOU”) with Korea Power Corporation (“KEPCO”). The MOU provides that KEPCO will execute an offtake agreement to purchase 20% of the Company’s U3O8 production (subject to minimum delivery amounts) and acquire by private placement approximately 58,000,000 common shares of Denison for gross proceeds of CDN$75,400,000. The MOU also stipulates that entities affiliated with Denison’s chairman and interim CEO, Lukas Lundin, acquire approximately 15,000,000 common shares for additional gross proceeds of CDN$19,500,000. The transactions above are subject to due diligence by KEPCO, the execution and delivery of definitive agreements on or before June 15, 2009 and the receipt of certain regulatory approvals.
On April 30, 2009, the Company announced that it has signed a letter of intent to acquire all of the issued and outstanding shares of Northern Continental Resources Inc. (“Northern”) in an all share transaction by way of a plan of arrangement. Under the proposed plan of arrangement, Denison would acquire Northern on the basis of 0.0920 Denison common shares for each share of Northern. In addition, all outstanding options and warrants of Northern would be exchanged for replacement options and warrants of Denison. The transaction above is subject to due diligence by both parties, the execution and delivery of definitive agreements and the receipt of regulatory and Northern shareholder approval.